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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMF TRADING, INC D/B/A WORLD-XECUTION STRATEGIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 38th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT 201-738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP ATTN; JAY LERNER, CPA
(Name – *if individual, state last, first, middle name*)

132 Nassau Street - Suite 1023 (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

******Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CALLAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMF TRADING, INC. D/B/A WORLD-XECUTION STRATEGIES, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF RICHMOND

The foregoing instrument was acknowledged before me this 28th day of Feb., 20 17, by Michael Callahan

Peter Vincent Discenza Jr. Notary Public
My Commission Exp. February 03, 2018

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SMF TRADING, INC. D/B/A WORLD-XECUTION STRATEGIES
DECEMBER 31, 2016

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
SMF Trading, Inc.
d/b/a World-Xecution Strategies
17 State Street, 38th floor
New York, NY 10004

We have audited the accompanying statement of financial condition of SMF Trading, Inc. d/b/a World-Xecution Strategies (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SMF Trading, Inc. d/b/a World-Xecution Strategies as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2017

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	113,194
Receivable from Parent		564,000
Receivable from related party		11,968
Other assets		1,902
TOTAL ASSETS	$	691,064

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	17,609
TOTAL LIABILITIES		17,609
Stockholder's equity:		
Common stock no par value, 200 shares authorized, 10 shares issued and outstanding		20,000
Additional paid - in capital		1,426,759
Accumulated deficit		(773,304)
TOTAL STOCKHOLDER'S EQUITY		673,445
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	691,064

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SMF Trading Inc, (the "Company") began operations under the current management in January 2015. The Company, D/B/A World-Xecution Strategies as of October 3, 2012, is a broker-dealer registered with the Securities Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an agency only broker-dealer earning commissions from accounts introduced on a fully disclosed basis. The Company is a New York Corporation and, as of September 11, 2013, is wholly owned by World-X Holdings, LLC (the "Parent"). The Company will continue indefinitely, unless terminated sooner by Management.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax asset of approximately $215,000 at December 31, 2016 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $215,000 as the ultimate realization of these benefits is uncertain. The Company had federal net operating loss carry forwards of approximately $516,000 as of December 31, 2016 which begin to expire in 2032.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. DUE FROM CLEARING BROKER

Amounts receivable from clearing organizations at December 31, 2016 consist of the following:

Due from clearing broker	$0

The Company clears certain of its customer transactions through other broker-dealers on a fully disclosed basis. The Company's clearing agreement ended as of September 30, 2016.

NOTE 5. RELATED PARTIES

The Company executed the customer orders through an entity affiliated through common ownership, the execution fee for the year ended December 31, 2016 was $168,287 which is included in "Floor brokerage exchange and clearance fees" on the Statement of Operations.

At December 31, 2016 the Company had a receivable from parent of $564,000 and a receivable from a different related party of $11,968 as shown on the Statement of Financial Condition.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 7. GUARANTEES (continued)

The Company had issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $95,585 which was $90,585 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated by management and no events have been identified which require disclosure.